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19007203

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68115

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northcoast Research Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 East Ninth Street Suite 1500
(No. and Street)

Cleveland	Ohio	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA LLP
(Name – *if individual, state last, first, middle name*)

32125 Solon Road	Cleveland	Ohio	44139
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 01 2019

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RNS

OATH OR AFFIRMATION

I, Sal Raffa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northcoast Research Partners, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

My commission has no expiration date

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHCOAST RESEARCH PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

NORTHCOAST RESEARCH PARTNERS, LLC

TABLE OF CONTENTS

BDO

Tel: 440-248-8787
Fax: 440-248-0841
www.bdo.com

32125 Solon Road, Suite 200
Cleveland, OH 44139

Report of Independent Registered Public Accounting Firm

Northcoast Research Holdings, LLC, the Sole Member of
Northcoast Research Partners, LLC
Cleveland, Ohio

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of Northcoast Research Partners, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Company's auditor since 2015.

BDO USA, LLP
Cleveland, Ohio
February 27, 2019

NORTHCOAST RESEARCH PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2018
ASSETS		
Cash	$	1,455,406
Deposit at clearing broker		256,068
Receivable from broker		60,171
Receivables from customers		155,170
Prepaid expenses		57,662
Equipment and leasehold improvements, net		94,965
	$	2,079,442
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable/accrued expenses	$	70,388
Accrued payroll		322,006
Deferred rent		431,518
TOTAL LIABILITIES		823,912
MEMBER'S EQUITY		1,255,530
	$	2,079,442

See accompanying notes to statement of financial condition.

NOTE A – Organization and nature of business

Northcoast Research Partners, LLC (the Company) provides independent equity research to its institutional customers. The Company is a limited liability company organized under the laws of Ohio and was incorporated on October 29, 2008. They began trading operations during May 2009. The Company, a wholly-owned subsidiary of Northcoast Research Holdings, LLC (Holdings or Parent), is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA).

NOTE B – Summary of significant accounting policies

General
The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company does not carry customer accounts or hold funds or securities for customers, but operates as an introducing broker on a fully disclosed basis.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deposit held by clearing broker
Under the terms of the clearing agreement between the Company and the clearing broker, the Company is required to maintain a certain level of cash on deposit with the clearing broker. Should the clearing broker suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing broker. Cash on deposit with the clearing broker at December 31, 2018 is $256,068.

Concentration of credit risk
The Company's cash balance is primarily in two financial institution located in Cleveland, Ohio. For each financial institution, the respective balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

The Company had receivables from three customers at December 31, 2018 that comprised 78% of the accounts receivable balance.

The Company is further exposed to credit risk for commissions receivable from the clearing broker, which is collected within 30 days, and other unaffiliated institutions. Such credit risk is generally limited to the amount of receivable from brokers.

As of December 31, 2018, the Company had no other significant concentrations of risk.

NOTE B – Summary of significant accounting policies, continued

Accounts receivable and allowance for doubtful accounts
The Company reports receivables at net realizable value. The Company recognizes an allowance for losses on accounts receivable in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company's policy is to recognize bad debt expense, if any, in other expenses. At December 31, 2018, management determined that no allowance was necessary.

Equipment and leasehold improvements
Equipment and leasehold improvements consisted of the following at December 31, 2018:

Furniture and fixtures	$ 159,743
Office equipment	220,020
Leasehold improvements	27,974
	407,737
Less accumulated depreciation	(312,772)
	$ 94,965

The straight-line method is generally used to provide for depreciation over the estimated useful lives of the assets, primarily 7 years for furniture and fixtures and 3 years for computer equipment. Leasehold improvements are amortized over the shorter of their estimated useful life or the term of the lease.

Income taxes
The Company is not required to file Federal or state income tax returns. Due to being a single member limited liability company, the Company's income, gains, losses, deductions and credits are included on Holdings' tax return. Accordingly, there is no provision for income taxes in the accompanying financial statements. Holdings, as a limited liability company, is not subject to Federal or state income taxes and each of its members are required to report on their Federal and state income tax returns their share of Holdings' income, gains, losses, deductions and credits.

Recent accounting pronouncements

Leases
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (ASU 2016-02). The objective of ASU 2016-02 is to recognize lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within that year.

The Company adopted the standard on January 1, 2019 and recorded a right-of-use asset of $991,443, net of the existing deferred rent liability of $431,518, and a related lease liability of $1,422,961 for its office space operating lease.

NOTE B – Summary of significant accounting policies, continued

Events occurring after reporting date
The Company has evaluated events and transactions that occurred between December 31, 2018 and February 27, 2019, which is the date that the financial statements were issued, for possible recognition or disclosure in the financial statements.

NOTE C – Related party transactions

The Company was party to a support and services agreement with America Northcoast Securities, Inc., an affiliate of a member of Holdings, whereby America Northcoast Securities, Inc. (Northcoast Securities) provided various administrative and operational support services to the Company. The total amount of expense relates to expenses paid by Northcoast Securities on behalf of the Company, as well as monthly service fees. As of December 31, 2017, the Company owed Northcoast Securities $45,519 which was paid in 2018. The agreement with Northcoast Securities terminated in June 2017.

NOTE D – Profit sharing plan

The Company has a 401(k) profit sharing plan that covers substantially all employees. Employees may elect to contribute pre-tax a portion of their pay up to limits established by the IRS. The Company is required to contribute 3% of the employees' compensation, regardless of the individual's participation. Profit sharing contributions to the plan are discretionary and determined by management based on the firm's financial performance in the calendar year.

NOTE E – Lease commitments

In 2013, Holdings decided to relocate the Company's office space and entered into a non-cancelable ten-year operating lease commencing on February 1, 2014. The lease is guaranteed by certain members of Holdings for up to $650,000. This guarantee is reduced by $130,000 after the conclusion of each lease year, and will be reduced to zero upon the conclusion of 5 years.

During 2016, the landlord asked Holdings to relocate the Company's offices to a different floor in the same building at the landlord's expense. Holdings and the landlord amended the original operating lease agreement which resulted in a reduction of lease expense commencing upon relocation. The amended lease did not alter the original length of the lease term nor the guarantee amount and the timing of the expiration of the guarantee. The Company relocated on October 9, 2017.

The office space lease agreement provides for escalating rent payments at various times during the lease term. Generally accepted accounting principles require that rent be recorded on a straight-line basis over the life of the lease. An aggregate difference between actual rent payments and the amount which would have been paid if payments were made on the straight-line basis is $329,851 at December 31, 2018, which is recorded as deferred rent on the statement of financial condition.

During 2014, the landlord provided a tenant improvement allowance of $200,000 for leasehold improvements which are deferred and accreted on a straight-line basis over the lease term as a reduction

NOTE E – Lease commitments, continued

of rent expense. As of December 31, 2018, the leasehold allowance, net of accretion, was $101,667 and is included in deferred rent on the statement of financial condition.

Future minimum lease payments under lease agreements as of December 31, 2018 are as follows:

2019	$	301,440
2020		324,081
2021		326,139
2022		335,198
2023		345,081
Thereafter		28,825
	$	1,660,764

NOTE F – Net capital requirements

As a member organization of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 adopted by the SEC and administered by FINRA, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2018 was $54,927. At December 31, 2018, the Company's net capital was $947,733 and exceeded the minimum net capital requirement by $892,806. The Company's ratio of aggregate indebtedness at December 31, 2018 was .87 to 1. The Company is exempt under provision (k)(2)(ii) of the Securities Exchange Act of 1934 Rule 15c3-3 from the "Computation for Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements."

Supplemental Information

NORTHCOAST RESEARCH PARTNERS, LLC

COMPUTATION OF NET CAPITAL AND REQUIRED NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AND STATEMENT PURSUANT TO RULE 17a-5(d)(2)(iii)

DECEMBER 31, 2018

Total member's equity from statement of financial condition	$ 1,255,530
Nonallowable assets:	
Receivables	155,170
Equipment and leasehold improvements, net	94,965
Prepaid expenses	57,662
Total nonallowable assets	307,797
Net capital	$ 947,733
Net capital requirement (greater of $5,000 or 6-2/3% aggregate indebtedness)	$ 54,927
Excess net capital	$ 892,806
Total aggregate indebtedness	$ 823,912
Percentage of aggregate indebtedness to net capital	.87 to 1

Statement Pursuant to Rule 17a-5(d)(2)(iii)

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2018.

Supplemental Reports

BDO

Tel: 440-248-8787
Fax: 440-248-0841
www.bdo.com

32125 Solon Road, Suite 200
Cleveland, OH 44139

Report of Independent Registered Public Accounting Firm

Northcoast Research Holdings, LLC, the Sole Member of
Northcoast Research Partners, LLC
Cleveland, Ohio

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) Northcoast Research Partners, LLC identified the following provision of the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(k) under which Northcoast Research Partners, LLC claimed an exemption from Rule 15c3-3 (k)(2)(ii) (the "exemption provision") and (2) Northcoast Research Partners, LLC stated that Northcoast Research Partners, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Northcoast Research Partners, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Northcoast Research Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO USA, LLP

BDO USA, LLP
Cleveland, Ohio
February 27, 2019

NORTHCOAST RESEARCH PARTNERS, LLC
SEC RULE 15c3-3 EXEMPTION REPORT

To the best of its knowledge and belief, Northcoast Research Partners, LLC states the following:

Northcoast Research Partners, LLC is exempt from SEC Rule 15c3-3 (the Customer Protection Rule) pursuant to exemptive paragraph 15c3-3(k)(2)(ii).

Northcoast Research Partners, LLC has met the identified exemptive provision noted above throughout the most recent fiscal year of 2018 without exception.

I, Sal Raffa, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

S. Raffa

Sal Raffa
Executive Managing Director and Chief Financial Officer

February 27, 2019